Filed by Comcast Corporation
                                               Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                               filed pursuant to Rule 14a-12
                                               under the Securities Exchange Act
                                               of 1934

                                               Subject Company: AT&T Corp.
                                               Commission File No. 1-1105

                                               Date: July 18, 2001


         The following press release was issued by Comcast Corporation:


[COMCAST LOGO]                                                     PRESS RELEASE


FOR IMMEDIATE RELEASE


                           COMCAST VIEWS AT&T'S DELAY
                       IN TRACKING STOCK AS POSITIVE STEP

              Shareholders Respond To Comcast's Proposal By Adding
                  Over $14 Billion In Market Valuation To AT&T

Philadelphia - July 18, 2001 - Comcast Corporation (Nasdaq: CMCSA, CMCSK) today announced that it viewed positively the decision by AT&T's (NYSE: T) Board of Directors to maximize shareholder value by examining strategic alternatives in addition to its planned initial public offering of its broadband assets. On July 8, 2001, Comcast made a proposal to merge with AT&T's broadband business in a tax-free transaction, which valued AT&T's core broadband assets at $58 billion based on Comcast stock's closing price on July 6, 2001, the last trading day prior to Comcast's proposal.

"We are pleased that AT&T's Board of Directors has responded to the market's overwhelming endorsement of our proposal by delaying its broadband tracking stock plan," said Mr. Brian L. Roberts, president of Comcast. "However, we disagree with the AT&T Board's characterization of our offer as inadequate. Since our announcement, AT&T shareholders have responded to our proposal by adding over $14 billion in market valuation to AT&T. As evidenced by the reaction of their shareholders, the Board's concern about our corporate governance has no foundation. We think our stock's historical performance speaks for itself."

Mr. Roberts continued, "We are surprised that AT&T's Board has yet to ask us for any further information. To that end, we remain prepared to hold immediate discussions with AT&T regarding our proposal."

Comcast reiterated that it is prepared to acquire AT&T's interests in Time Warner Entertainment, Cablevision, and Rainbow Media by assuming more debt and issuing more equity to reflect their agreed upon value.


This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission.


                                     # # #

Investor Contact:
-----------------
Marlene S. Dooner, Vice President, Investor Relations         (215) 981-7392
William E. Dordelman, Vice President, Finance                 (215) 981-7550
Kelley L. Claypool, Manager, Investor Relations               (215) 981-7729

Media Contact:
--------------
The Abernathy MacGregor Group                                 (212) 371-5999
Adam Miller, Steve Frankel, Brian Faw


   Note: The following notice is included to meet certain legal requirements:


                             ADDITIONAL INFORMATION

     Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.









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